1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 24, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2006

The Company is pleased to announce the operating results of the Company for the year ended 31st December, 2006:

•

The Company’s net sales for the year ended 31st December, 2006 was RMB12,007.3 million (approximately US$1,537.7 million, or HK$11,951.1 million), representing an increase of RMB490.4 million (approximately US$62.8 million, or HK$488.1 million), or 4.3% as compared with the 2005 net sales of RMB11,516.9 million (approximately US$1,428.1 million, or HK$11,068.9 million).

•

The Company’s net income attributable to the equity holders for the year ended 31st December, 2006 was RMB2,373.0 million (approximately US$303.9 million, or HK$2,361.9 million), representing a decrease by 17.6% as compared with the 2005 net income attributable to the equity holders of RMB2,881.5 million (approximately US$357.3 million, or HK$2,769.4 million).

•

To reward the Shareholders for their long-term support to the Company, the board of Directors proposes to declare a special cash dividend to the Shareholders for the year 2006 in addition to a cash dividend payable in accordance with the Company’s persistent dividend policy. The 2006 proposed cash dividend payable in accordance with the Company’s persistent dividend policy is RMB590.2 million (tax included) (approximately US$75.6 million, or HK$587.4 million) or RMB0.120 per share (tax included) (approximately US$0.015, or HK$0.119); and the 2006 proposed special cash dividends payable are RMB393.5 million (tax included) (approximately US$50.4 million, or HK$391.7 million) or RMB0.080 per share (tax included) (approximately US$0.0102, or HK$0.0796). The aggregate amount of the above dividends amounts to RMB983.7 million (tax included) (approximately US$126.0 million, or HK$979.1 million) or RMB0.200 per share (tax included) (approximately US$0.026, or HK$0.199). The proposed dividends payment will be presented to the Shareholders for approval at the Company’s 2006 AGM, and (if so approved) will be paid to all Shareholders within two months after the 2006 AGM is held.

Thanks to the great support of all the shareholders (the “Shareholders”) of Yanzhou Coal Mining Company Limited (“the Company”) and the hard work of our staffs, the income attributable to equity holders of the Company for the year 2006 was RMB2,373.0 million. To reward the Shareholders, the board (the “Board”) of directors of the Company (the “Directors”) proposes to declare a special cash dividend to the Shareholders for the year 2006 in addition to a cash dividend payable in accordance with the Company’s persistent dividend policy.

The Company, by successfully implementing operation strategies such as stabilizing the output and sales volume of coal, improving product quality, optimizing product mix and strengthening cost control and overcoming negative factors such as cost increase, has made comparatively good achievements for the year 2006: the output of raw coal was 36.05 million tonnes, representing an increase of 4.0% over that of 2005; sales of coal was 34.66 million tonnes, representing an increase of 6.7% over that of 2005; net income attributable to equity holders of the Company was RMB2,373.0 million, representing a 17.6% decrease over that of 2005. The audit committee of the Company has reviewed the results of the Company for the year 2006.

The Company’s strength in sustainable development has been enhanced through the development of new projects. Both Austar Coalmine in Australia and Tianchi Coalmine in Shanxi Province have been put into operation and will make contributions to the financial position of the Company in 2007. The commercial negotiation of Yushuwan Coalmine in Shaanxi Province has been completed, and the procedures regarding incorporation are being processed. The development of Zhaolou Coalmine in Shandong Province, the 0.6 million tonnes methanol project of Shaanxi province and the 0.1 million tonnes methanol project in Shanxi province is progressing smoothly.

The Company’s brand name and image have been greatly promoted through continuously regulating the Company’s operation and improving operation management. Pursuant to the requirements of the US Sarbanes-Oxley Act, the Company has basically completed the construction of internal control system. After obtaining the National Quality Award, the Company has been endowed with the Asia-Pacific International Quality Award by the Quality Association of Asia Pacific Region in 2006, by which the Company became the third Chinese enterprise which has won this honor. Moreover, the Company has been elected as 2005 Nifty Fifty Blue Chip Listed Companies with Most Growing Potential in China by the magazine New Finance and Economics, and rated as 2005 China Top 50 A Share Listed Companies in Investors’ Relationship Management by Capital Weekly.

FINANCIAL HIGHLIGHTS

(Prepared in accordance with International Financial Reporting Standards (“IFRS”))

The financial highlights are prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2006 and 2005.

OPERATING RESULTS

	Year ended 31st December
	2006		2005
	(RMB’000)		(RMB’000)
Net sales
Net sales of coal including:		11,846,948		11,353,485
Headquarters		11,710,664		11,353,485
Domestic		9,365,857		8,421,462
Export		2,344,807		2,932,023
Yancoal Australia Pty		114,409		—
Shanxi Nenghua		21,875		—
Net Income of railway, Transportation Services		160,399		163,437
Total Net Sales		12,007,347		11,516,922
Gross Profit		5,817,278		6,228,334
Interest Expenses		(26,349)		(24,611)
Income Before Income Taxes		3,726,624		4,419,973
Income attributable to equity holders of the Company		2,372,985		2,881,461
Earnings per Share	RMB	0.48	RMB	0.59
Dividend per Share	RMB	0.200	RMB	0.220

Note: (1) Dividend per share of year 2006 represents the dividend proposed.

ASSETS AND LIABILITIES

	31st December
	2006		2005
	(RMB’000)		(RMB’000)
Net Current Assets		6,043,863		7,522,121
Net Book Value of Property, Plant and Equipment		12,139,939		9,318,486
Total Assets		23,458,749		21,254,444
Total Borrowings		403,138		231,827
Equity attributable to equity holders of the Company		18,931,779		17,618,577
Net Asset Value per Share	RMB	3.85	RMB	3.58
Return on Net Assets (%)		12.53		16.35

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December
	2006		2005
	(RMB’000)		(RMB’000)
Net Cash from Operating Activities		3,767,156		3,939,274
(Decrease) Increase in Cash and Cash Equivalent		(1,149,916)		667,529
Net Cash Flow per Share from Operating Activities	RMB	0.77	RMB	0.80

Note:	As at 31st December, 2002 and 2003, the total share capital of the Company was represented by 2,870 million shares; the total share capital was represented by 3,074.0 million shares as at 31st December, 2004. As at 31st December, 2005 and 31st December, 2006; the total share capital of the Company was represented by 4,918.4 million shares. Earnings per share in the above financial highlights is calculated according to the current net income attributable to the equity holders of the Company and the weighted average of shares over the years. The dividend per share, net asset value per share and net cash flow per share from operating activities in the above financial highlights are calculated based on the total share capital as at the end of each corresponding year of the Company.

The above financial indicators of year 2006 also consolidated the results of the financial statements of Shanxi Nenghua Company Limited (“Shanxi Nenghua”) during this reporting period. Since 2005, the financial statements of the Company have consolidated the financial statements of Heze Nenghua Company Limited (“Heze Nenghua”). Since 2004, the financial statements of the Company have consolidated the financial statements of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), Yanzhou Coal Yulin Nenghua Limited (“Yulin Nenghua”) and Yancoal Australia Pty.

The taxes, surcharges and gross profit resulting from the principal businesses of Yanmei Shipping are off set against the transportation cost of coal of the Company, thereby increasing the total coal sales. As the total sales, operating results and assets of Yanmei Shipping do not have any material impact on the Company, they are therefore not itemized in this announcement.

Yulin Nenghua and Heze Nenghua are currently under project construction and do not have a significant impact on the operational results of the Company, and hence are not itemized in this announcement.

“Headquarters of the Company” exclude subsidiaries whose operation results have been consolidated into the consolidated financial statements. These subsidiaries include Yanmei Shipping, Qingdao District Zhongyan Trading Company Limited (“Zhongyan Trading”), Yulin Nenghua, Yancoal Australia Pty, Shanxi Nenghua and Heze Nenghua.

ACHIEVEMENTS IN 2006

In 2006, the Company produced 36.05 million tonnes of raw coal, sold 34.66 million tonnes of coal and the railway transportation of coal achieved 19.49 million tonnes. In 2006, net sales of the Company was RMB12,007.3 million, among which net sales of coal was RMB11,846.9 million and net income of railway transportation services was RMB160.4 million, and the income attributable to the equity holders of the Company was RMB2,373.0 million.

COAL PRODUCTION

In 2006, the raw coal production of the Company was 36.05 million tonnes, representing an increase of 1.39 million tonnes or 4.0% as compared to the same period last year, among which, (1) the raw coal production of the Company’s six coal mines in the headquarters area was 35.49 million tonnes, representing an increase of 0.83 million tonnes or 2.4%, as compared to the same period last year. The increase was mainly due to the productivity of the raw coal mines in the headquarters during the fourth quarter of 2006 having resumed their normal level; (2) the raw coal production of Yancoal Australia Pty was 0.44 million tonnes; and (3) the raw coal production of Shanxi Nenghua was 0.12 million tonnes.

The output of saleable coal of the Company was 34.64 million tonnes in 2006, representing an increase of 2.70 million tonnes, or 8.5%, as compared with that of 2005, among which, (1) the output of coal of the Company’s six coal mines in the headquarters area was 34.09 million tonnes, representing an increase of 2.15 million tonnes or 6.7%, as compared with that of 2005; (2) the output of saleable coal of Yancoal Australia Pty was 0.43 million tonnes; and (3) the output of saleable coal of Shanxi Nenghua was 0.12 million tonnes.

PRODUCT PRICES AND SALES

The following table sets out the coal prices of the Company for the years ended 31st December, 2006 and 2005:

		2006	2005
		(RMB/tonnes)	(RMB/tonne)
1.	Headquarters
	Clean Coal
	No. 1 Clean Coal	505.38	514.20
	No. 2 Clean Coal	479.40	491.51
	Domestic	493.02	513.67
	Exports	442.53	460.09
	No. 3 Clean Coal	377.72	370.54
	Domestic	387.10	361.30
	Exports	362.55	381.51
	Lump Coal	427.88	432.26
	Domestic	427.88	434.66
	Exports	—	397.53
	Average coal price of Clean Coal	414.58	413.69
	Domestic	429.92	420.26
	Exports	382.13	404.37
	Screened Raw Coal	289.89	321.88
	Mixed Coal and Others	147.17	150.45
	Average Coal Price of Headquarters	341.12	349.50
	Domestic	332.19	333.74
2.	Yancoal Australia Pty	594.55	—
3.	Shanxi Nenghua	155.22	—

Notes:	The coal prices represent the invoice prices less sales tax, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

The average coal price of the Company’s headquarters was RMB341.12/tonne in 2006, representing a decrease of RMB8.38/tonne, or 2.4%, as compared with that of 2005, of which, the average domestic coal price was RMB332.19/tonne, representing a decrease of RMB1.55/tonne, or 0.5%, as compared with that of 2005 and the average export coal price was RMB382.13/tonne, representing a decrease of RMB22.24/tonne, or 5.5%, as compared with that of 2005.

The decrease in average coal price of the Company’s headquarters was mainly due to the corresponding decrease in export coal price.

The average coal price of Yancoal Australia Pty was RMB594.55/tonne in 2006.

The average coal price of Shanxi Nenghua was RMB155.22/tonne in 2006.

The following table sets out the Company’s sales volume and net sales of coal by product category for the years ended 31st December 2006 and 2005:

		Year ended 31st December
		2006			2005
		Sales volume	Net sales of coal	% of total net sales of coal	Sales volume	Net sales of coal	% of total Net sales of coal
		(‘000 Tonnes)	(RMB’000)		(‘000 Tonnes)	(RMB’000)
1.	Headquarters
	Clean Coal
	No. 1 Clean Coal	869.3	439,320	3.7	773.9	397,957	3.5
	No. 2 Clean Coal	5,566.3	2,668,468	22.5	5,084.5	2,499,068	22.0
	Domestic	4,064.2	2,003,752	16.9	2,981.3	1,531,433	13.5
	Export	1,502.1	664,716	5.6	2,103.2	967,635	8.5
	No. 3 Clean Coal	12,129.7	4,581,674	38.7	11,183.0	4,143,820	36.5
	Domestic	7,495.6	2,901,583	24.5	6,066.8	2,191,938	19.3
	Export	4,634.1	1,680,091	14.2	5,116.2	1,951,882	17.2
	Lump Coal	555.4	237,649	2.0	485.5	209,862	1.8
	Domestic	555.4	237,649	2.0	454.0	197,356	1.7
	Export	—	—	0.0	31.5	12,506	0.1
	Subtotal for Clean Coal	19,120.7	7,927,111	66.9	17,527.0	7,250,707	63.9
	Domestic	12,984.5	5,582,304	47.1	10,276.2	4,318,684	38.0
	Export	6,136.2	2,344,807	19.8	7,250.8	2,932,023	25.8
	Screened Raw Coal	10,826.4	3,138,506	26.5	10,805.4	3,478,075	30.6
	Mixed Coal and Others	4,383.1	645,047	5.4	4,152.1	624,703	5.5
	Subtotal for Headquarter	34,330.2	11,710,664	98.8	32,484.5	11,353,485	100.0
	Domestic	28,194.0	9,365,857	79.0	25,233.7	8,421,462	74.2
2.	Yancoal Australia Pty Ltd	192.4	114,409	1.0	—	—	—
3.	Shanxi Nenghua	140.9	21,875	0.2	—	—	—
	Total for the Company	34,663.5	11,846,948	100.0	32,484.5	11,353,485	100.0

The Company sold 34.66 million tonnes of coal in 2006, representing an increase of 2.18 million tonnes, or 6.7%, as compared with that of 2005, among which, (1) sales volume of the Company’s six coal mines in the headquarters area was 34.33 million tonnes, representing an increase of 1.85 million tonnes, or 5.7%; of which domestic sales volume was 28.19 million tonnes, representing an increase of 2.96 million tonnes, or 11.7%, as compared with that of 2005; export sales volume was 6.14 million tonnes, representing a decrease of 1.11 million tonnes, or 15.3%, as compared with that of 2005. The sales volume of clean coal represented 55.7% of total coal sales volume of the headquarters in 2006, which was an increase from 54.0% of that in the year 2005. The change in sales structure is principally due to timely adjustment of product variety by the Company in light of market needs; (2) sales volume of Yancoal Australia Pty was 0.19 million tonnes in 2006; and (3) sales volume of Shanxi Nenghua was 0.14 million tonnes in 2006.

The Company’s coal products are exported to East Asian countries, such as Japan and South Korea. Net export sales of coal in 2006 accounted for 20.8% of the Company’s total net sales of coal.

Domestic sales of the company’s coal products are concentrated in Eastern China, especially in Shandong Province.

RAILWAY ASSETS

In 2006, railway transportation volume of the Company was 19.49 million tonnes, representing a decrease of 0.67 million tonnes, or 3.3%, as compared with that of 2005. Net income from railway transportation services of the Company was RMB160.4 million in 2006, representing a decrease of RMB3.038 million or 1.9%, as compared with that of 2005.

OPERATING EXPENSES AND COST CONTROL

In 2006, the total operating expenses of the Company were RMB8,420.2 million, representing an increase by RMB1,212.8 million, or 16.8%, as compared with that of 2005. Costs of sales and railway transportation service and sales, general and administrative expenses increased by 17.0% and 16.2% as compared with that of 2005, respectively.

Total operating expenses over total net sales increased to 70.1% from 62.6% in 2005.

The following table sets out the Company’s principal operating expenses, which are also expressed as percentages of total net sales of the years ended 31st December 2006 and 2005:

	Year ended 31st December
	2006	2005	2006	2005
	(RMB’000)		(% of total net sales)
Net sales
Net sales of coal	11,846,948	11,353,485	98.7	98.6
Net income of railway transportation service	160,399	163,437	1.3	1.4
Total net sales	12,007,347	11,516,922	100.0	100.0
Costs of coal sales and railway transportation service
Materials	1,320,596	1,147,572	11.0	10.0
Wages and employee welfare	1,646,018	1,258,333	13.7	10.9
Electricity	336,284	282,492	2.8	2.5
Depreciation	962,963	891,640	8.0	7.7
Repairs and maintenance	327,151	350,953	2.7	3.0
Land subsidence, restoration, rehabilitation and environmental costs	742,985	636,590	6.2	5.5
Mining rights expenses	25,049	19,604	0.2	0.2
Other transportation fee	106,572	98,787	0.9	0.9
Other costs	722,451	602,617	6.0	5.2
Total cost of sales and railway transportation service	6,190,069	5,288,588	51.6	45.9
Sales, general and administrative expenses	2,230,142	1,918,788	18.6	16.7
Total operating expenses	8,420,211	7,207,376	70.1	62.6

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2005 and 2006 and the notes thereto included elsewhere in this announcement. Such financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles (“US GAAP”), please refer to Note II contained herein or the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any Shareholder upon written request.

YEAR ENDED 31ST DECEMBER, 2006 COMPARED WITH YEAR ENDED 31ST DECEMBER 2005

The Company’s realized net sales in 2006 was RMB12,007.3 million, representing an increase of RMB490.4 million, or 4.3%, compared with RMB11,516.9 million in 2005, including: (1) realized net sales of coal was RMB11,846.9 million, among which: (a)realized net sales of coal of the headquarters was RMB11,710.7 million, representing an increase of RMB357.2 million, or 3.1%, compared with RMB11,353.5 million in 2005. The increase was mainly due to an increase of coal sales volume which resulted in an increase of net sales of coal by RMB644.9 million; and a decrease of average coal prices which resulted in the decrease of net sales by RMB287.7 million; (b) consolidated net sales of coal of Yancoal Australia Pty was RMB114.4 million in 2006; (c) consolidated net sales of coal of Shanxi Nenghua was RMB21.875 million in 2006; (2) net income from railway transportation service (calculated on ex-mine basis and on the basis of transportation expenses being borne by the customers on designated railway assets) was RMB160.4 million, representing a decrease of RMB3.038 million, or 1.9%, from RMB163.4 million in 2005. The decrease was principally due to the decrease in the volume of coal deliveries.

Cost of sales and cost of railway transportation service of the Company were increased by RMB901.5 million, or 17.0%, to RMB6,190.1 million in 2006, as compared to RMB5,288.6 million in 2005. Among which: (1) cost of coal sales of the headquarters was RMB5,841.4 million, representing an increase of RMB656.6 million, or 12.7%, compared with RMB5,184.8 million in 2005; unit cost of coal sales per tonne of the headquarters was RMB170.15, representing an increase of RMB10.54, or 6.6%, compared with RMB159.61 in 2005. This was principally due to a) the increase of prices of raw materials resulting in the increase of unit cost of coal sales by RMB3.07; b) an increase of unit cost of coal sales by RMB4.49 as a result of the increase of employees’ wages; c) the increase in subsidence fees of the Company as a result of the strengthening measures to resettle the villages located above the coal field resulting in the increase of unit cost of coal sales by RMB1.86; (d) frequent changes of working faces underground caused an increase of the unit coal sales by RMB1.94; (e) the partial set-off of part of the cost-increasing factors which resulted in the increase of unit cost of coal sales by the Company’s tightening of cost control measures; (2) Cost of coal sales of Yancoal Australia Pty was RMB235.0 million in 2006; and (3) Cost of coal sales of Shanxi Nenghua was RMB15.909 million in 2006.

Sales, general and administrative expenses of the Company were RMB2,230.1 million in 2006, representing an increase of RMB311.3 million, or 16.2%, from RMB1,918.8 million of 2005. Among which (1) sales, general and administrative expenses of the headquarters increased by RMB378.0 million, which was mainly due to the increase in employees’ insurance, wages and depreciation expenses; (2) Shanxi Nenghua’s sales, general and management expenses of RMB5.106 million in 2006 were included; and (3) sales, general and management expenses of Yancoal Australia Pty in 2006 decreased by RMB42.043 million compared with that in 2005.

Other operating income of the Company increased by RMB30.799 million or 22.8%, to RMB165.8 million in 2006 from RMB135.0 million in 2005. This was mainly due to: (1) profit from material and fittings increased by RMB12.874 million; (2) interest income of bank deposit increased by RMB8.401 million.

Interest expenses of the Company increased by RMB1.738 million, or 7.1%, to RMB26.349 million in 2006 from RMB24.611 million in 2005.

Income before income taxes of the Company decreased by RMB693.4 million, or 15.7%, to RMB3,726.6 million in 2006 from RMB4,420.0 million in 2005.

Income attributable to the equity holders of the Company decreased by RMB508.5 million, or 17.6%, to RMB2,373.0 million in 2006 from RMB2,881.5 million in 2005.

Total assets increased by RMB2,204.3 million, or 10.4%, to RMB23,458.7 million as at 31st December, 2006 from RMB21,254.4 million as at 31st December 2005. This was principally due to the increase of the appreciation of asset value from the Company’s production and operation activities.

Total liabilities increased by RMB857.9 million, or 23.8%, to RMB4,465.0 million as at 31st December, 2006 from RMB3,607.1 million as at 31st December, 2005.

Equity attributable to equity holders of the Company increased by RMB1,313.2 million, or 7.5%, to RMB18,931.80 million as at 31st December, 2006 from RMB17,618.6 million as at 31st December, 2005. The increase was mainly due to the increase of profit from operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In 2006, the Company’s principal source of capital was the cash flow from operations. The Company’s principal uses of the capital include payment for operating expenses, purchase of property, machinery and equipment, and payment of Shareholders’ dividends, and purchase of the equity interest in Shanxi Nenghua.

As at 31st December 2006, the bills and accounts receivable were RMB2,211.9 million, representing a decrease of RMB12.927 million, or 0.6%, from RMB2,224.8 million as at 31st December, 2005. Bills receivable decreased by RMB88.524 million, or 4.2%, to RMB2,004.4 million as at 31st December, 2006 from RMB2,092.9 million as at 31st December, 2005. Accounts receivable increased by RMB75.597 million, or 57.3%, to RMB207.5 million as at 31st December, 2006 from RMB131.9 million as at 31st December, 2005. The increase was mainly due to (1) accounts receivable of the headquarters increased by RMB43.278 million in 2006, this was caused by the increasing of settlement balance for strategic consumers; (2) accounts receivable of Yancoal Australia Pty was RMB26.311 million in 2006; (3) accounts receivable of Shanxi Nenghua was RMB6.008 million in 2006;

The Company verified and cancelled its provision for doubtful accounts debts of RMB78.761 million during the reporting period. The Company cancelled its provision for doubtful accounts debts of RMB70.180 million and RMB8.581 million in accordance with the decision of sixth meeting (held on August 18th, 2006) and the tenth meeting (held on April 20th, 2007) of the third session of the Board respectively.

As at 31st December, 2006, inventories of the Company increased by RMB109.1 million, or 23.2%, to RMB579.6 million as at 31st December, 2006 from RMB470.5 million as at 31st December, 2005. The increase was due to the increase in coal inventories of Yancoal Australia Pty.

Prepayment and other current assets increased by RMB29.088 million, or 14.4%, to RMB231.5 million as at 31st December, 2006, from RMB202.4 million as at 31st December, 2005. The increase was mainly due to the increase of prepayment of goods.

As at 31st December, 2006, bills and accounts payable increased by RMB248.0 million, or 49.8%, to RMB745.7 million from RMB497.7 million as at 31st December, 2005. The increase was mainly caused by the increase of bills payable of goods.

Other accounts payable and provisions increased by RMB323.8 million, or 20.5%, to RMB1,899.7 million as at 31st December, 2006 from RMB1,575.9 million as at 31st December, 2005 principally due to (1) Customer’s deposits increased by RMB199.5 million; (2) accounts payable increased by RMB226.3 million for purchase of properties, machinery, equipment and project materials compared to that in 2005; and (3) resources compensation payable decreased by RMB100.9 million comparing to that in 2005.

Long-term liabilities increased by RMB458.9 million, or 257.7%, to RMB637.0 million as at 31st December 2006 from RMB178.1 million as at 31st December, 2005. This was principally due to (1) the new long-term loan of RMB330.0 million for Shanxi Nenghua; (2) deferred tax liabilities increased by RMB137.5 million comparing to that in 2005.

The Company’s capital expenditure for the purchase and construction of property, machinery and equipment was RMB1,290.5 million and RMB3,363.4 million in year 2005 and 2006 respectively, representing an increase of RMB2,072.9 million among which (1) capital expenditure for the construction of property increased by RMB1881.1 million; (2) capital expenditure for machinery and equipment increased by RMB185.6 million. These increases were mainly due to the increase in expenditure in the construction of properties and purchase of machinery and equipments for the projects being developed by some of the wholly owned subsidiaries and controlled entities of the Company.

According to the Acquisition Agreement of Jining III Coal Mine, the Company has paid to Yankuang Group Corporation Limited (the “Yankuang Group” or the “Controlling Shareholder”) RMB13.248 million for acquisition of the mining rights of Jining Coal Mines during this reporting period.

As at 31st December, 2006, the Company’s debt to equity ratio was 2.1%, which was calculated on the basis of the equity attributable to equity holders of the Company and total amount of borrowings amounted to RMB18,931.8 million and RMB403.1million, respectively.

The Company’s estimated capital expenditure for year 2007 is RMB4,147.2 million. This is mainly attributable to: (1) the capital expenditure for the purchase of property, machinery and equipment for the existing operating 6 coal mines and railway assets of approximately RMB1,035.3 million; (2) the capital expenditure for external projects development of approximately RMB3,111.9 million, including: (a) investment in 600,000 tonnes methanol project in Shannxi Province of approximately RMB1948.1 million; (b) investment in Zhaolou Coal Mine in Shandong Province of about RMB663.8 million; (c) investment in 100,000 tonnes methanol project in Shanxi Province of approximately RMB278.9 million; (d) investment in the construction of Yanzhou Austar Coal Mine in Australia of approximately RMB221.1 million. The funding of the above capital expenditure will be mainly from the Company’s cash in hand and the balance proceeds from the placing of H shares in 2004.

The cash currently held by the Company and the plenitude capital sources will be able to satisfy its operational and development requirements.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2006.

US GAAP RECONCILIATION

The Company’s audited financial statements are prepared in compliance with IFRS, which differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Please refer to Note II contained herein for a description of the differences between IFRS and US GAAP, and the current income attributable to equity holders of the Company for the year ended 31st December, 2006 and the equity attributable to equity holders of the Company as at 31st December, 2006 after reconciliation made in accordance with US GAAP.

OUTLOOK FOR 2007

The demand and supply of coal in the domestic market will generally be in equilibrium, and the coal price maintains stable.

Since China’s economic growth rate is maintained above 8%, the demand of coal by electricity power, metallurgy, building materials, chemicals and other primary industries will still be strong. The domestic coal resource supply will be increased due to additional production from newly constructed coalmines as well as policy adjustment by the Chinese Government, which abolished the tax refund for coal export, levied additional coal export tariff and reduced coal import tariff. The bottleneck of coal transportation capacity will be difficult to breakthrough radically in the short term. The Chinese Government will continue regulating and closing down sub-standard coal mines and strictly request the increase of safety investment. The Eleventh Five-Year Plan of Coal Industry encourages the development of large-scale coal enterprises under a group structure and the raising of admittance requirements for newly constructed coal mine, which is in favor of improving the centralization of China’s coal industry and enhancing the competitive advantages of large scale coal enterprises. The safety production level and operation system of the coal industry will be greatly improved.

The demand for coal will be strong in the international coal market with stable coal prices coupled with steady increase. Due to continuous growth of the world economy, steady development of electric power and metallurgy industries, and the constant growth of oil price at a high level, the coal industry is one of the fastest-growing energy industries in terms of demand. The export volume of coal from Australia will remain stable on the whole, the export volume of coal from Indonesia and Vietnam will increase; while the import volume of coal by Japan and South Korea will remain stable and the import volume of coal by China and India will increase. Therefore, the demand and supply in the East Asian coal markets will be stable on the whole, and the supply of prime coal will be slightly tight. China’s adjustment in coal import and export policy in response to the strong domestic demand of coal will be in favor of the price rising in the East Asian coal market. The contract price for coal sales signed among international coal markets will be higher than in the year of 2006 on the whole. Ever since January 2007, the spot price of the Australian BJ steam coal has been stable with an increase trend. It is expected that the international coal price in 2007 will be stable coupled with steady increase. The average coal sales price of the Company is expected to increase slightly in 2007. Currently, the Company has signed domestic coal sales contracts of 13.03 million tonnes, with average contract price increase of RMB52.04 per tonne or 19.21% higher than the year of 2006.

The spot price for coal will be adjusted in response to market changes. Though the negotiation for coal export has not been completed, it is expected that the Company’s contract price of export coal will be slightly higher than the year of 2006.

The sales target for the year 2007 of the Company is 37.5 million tonnes including (a) the headquarters’ sales target is 34.50 million tonnes among which the export target is 3 million tonnes; (b) Yancoal Austrice Pty’s sales target is 2 million tonnes; (c) Shanxi Nenghua’s sales target is 1 million tonnes.

OPERATING STRATEGIES

The Company will continue to improve its profitability and Shareholders’ return through operating strategies of organic development and external expansion in parallel. In 2007, the Company will focus on the following operating strategies:

Improving operation management and enhancing profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of its headquarters, focus on optimizing coal mine production system, and make great efforts in improving the output of Austar Coalmine in Australia and Tianchi Coalmine of Shanxi Energy & Chemical Co. Secondly, the Company will continue to implement the “Three Nil Project” and the “Four Optimizations”, arrange the mix of domestic sales and coal export reasonably, adjust products mix of varieties, and increase the profitable sales of clean coal. Thirdly, giving prominence to management and cost control, the Company will ensure effective cost control through continuously improving financial control systems, strengthening capital budgeting management, and improving performance assessment systems for reward and punishment.

Expediting the existing projects construction and persisting to seek for new acquisition opportunities. The Company would strengthen project investment management in order to achieve standardization, optimization and high efficiency. Yushuwan Coalmine of Shannxi Province and 0.1 million tonnes of methanol project in Shanxi Province will be put into production in 2007, the construction of Zhaolou Coal mine of Shandong Province and 0.6 million tones of methanol project of Shannxi Province will be expedited this year so that they may be put into operation in the year of 2008. Meanwhile, through expending assets scale of coal mines, developing and expanding the further processing of coal, the Company will continue to seek new investment opportunities of coal reserves and correlative industries both at home and abroad.

Regulating operations and improving the management expertise of the Company. The Company plans to continue promoting the construction of its internal control system. Pursuant to the requirements of the US Sarbanes-Oxley Act, the Guidance on Internal Control for the Listed Companies of the Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited (the “Hong Kong Listing Rules”), the relevant laws and regulations of the stock-listing places both in China and foreign countries and the requirements stipulated by the supervisory and management institutes of listed companies, the Company will improve its internal control of work flow and system. The Company will also strengthen training for its Directors, Supervisors, senior management and other senior working staff to strengthen their self-discipline and sense of responsibility, and to optimize corporate governance for the promotion of the standard operations of the Company.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2006 as proposed by the Board is as follows:

(Prepared in accordance with PRC GAAP)	RMB’000
Net Income	1,749,341
Unappropriated profits at the beginning of year	5,843,972
Appropriation to statutory surplus reserve	175,821
Distributable profits	7,417,492
Dividends paid-annual cash dividends as approved at the annual general meeting	1,082,048
Unappropriated profits at the end of year of which:	6,335,444
Proposed cash dividends after the date of the balance sheet	983,680

The proposed profit appropriation will be presented to the Shareholders of the Company for approval at the forthcoming 2006 annual general meeting of the Company (the “2006 AGM”).

Pursuant to the articles of association of the Company (the “Articles”), the Company’s financial statements should be prepared according to the PRC GAAP and laws and regulations as well as the IFRS and the accounting standards of the places in which its shares are listed. For the purpose of determining the dividends payable to the Shareholders in a relevant year, the lower of the profits after taxation in the financial statements prepared according to these two accounting standards will be applied for the relevant year. For this purpose, audited profits after taxation in accordance with the PRC GAAP will be applied to determine the proposed cash dividends after the date of balance sheet for the year 2006.

DIVIDENDS

The Directors have decided to propose at the 2006 AGM a payment of cash dividends for the year 2006 of RMB983.7 million (tax included) or RMB0.200 (tax included) per share, which includes (1) a cash dividend for the year 2006 of RMB590.2 million (tax included) or RMB0.120 (tax included) per share in accordance with the Company’s consistent dividend policy, and (2) a special cash dividend for the year 2006 of RMB393.5 million (tax included) or RMB0.080 (tax included) per share. Subject to approval by the Shareholders at the 2006 AGM, the above dividends will be declared and paid to all Shareholders within two months after the 2006 AGM (if so approved).

Pursuant to the Articles, cash dividends payable to the Shareholders shall be calculated and declared in RMB. Cash dividends payable to holders of the Company’s domestic shares shall be paid in RMB, while cash dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars.

ON-GOING CONNECTED TRANSACTIONS

The on-going connected transactions between the Company and Yankuang Group for the year 2006 included the following three aspects.

1.	On-going Supply of Materials and Services

The on-going supply of materials and services between the Company and Yankuang Group are executed in accordance with Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, Provision of Labor and Services Agreement, Provision of Equipment Maintenance and Repair Works Agreement and Provision of Products and Materials Agreement entered into between the Company and Yankuang Group on 10th January, 2006, with effective term for each of these agreements mentioned above from 1st January, 2006 to 31 December, 2008. These agreements and the respective annual caps of such transactions for the year 2006 to 2008 have been approved by the independent Shareholders on 24th March, 2006.

Details of the on-going connected transactions are set out in the Announcement on Continuing Connected Transactions of Yanzhou Coal Mining Company Limited published in the domestic China Securities Journal and Shanghai Securities News; and Wen Wei Po and South China Morning Post of Hong Kong on 11th January, 2006 and the circular dated on 1st February, 2006, which is posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited.

Details of on-going supply of materials and services between the Company and Yankuang Group for year 2006 are shown in the following table.

No.	Types of Connected Transaction	Agreement	Annual cap for the year 2006	Value of transactions for the year 2006
			(RMB’000)	(RMB’000)

Expenditure

A	Raw materials, goods and water purchased from Yankuang Group	Provision of Materials and Water Supply Agreement	535,000	458,509

B	Fuel and power purchased from Yankuang Group	Provision of Electricity Agreement	380,000	349,095

C	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	854,700	805,205

D	Maintenance and repair services provided by Yankuang Group	Provision of Equipment Maintenance and Repair Works Agreement	280,000	246,841

Revenue

E	Products and materials sold to Yankuang Group	Provision of Products and Materials Agreement	2,850,000	1,566,100

2.	Mining Rights Fee

Upon approval by the relevant state-owned assets management and coal industry management authorities when the Company was incorporated, and pursuant to the Mining Right Agreement in October, 1997 and its supplemental agreement in February, 1998 entered into between the Company and Yankuang Group, the Company shall pay RMB12.98 million per year to Yankuang Group as mining rights fee of Nantun Coalmine, Xinglongzhuang Coalmine, Dongtan Coalmine, Baodian Coalmine and Jining II Coalmine (the “Five Coalmines”), all of which were owned by the Company when incorporated. Yankuang Group was commissioned to collect the mining rights fee for ten years since 1997. If there are any applicable new regulations governing the payment of mining right fee promulgated by the State after the ten years, such regulations will apply.

During this reporting period, the Company paid the mining right fee for the Five Coalmines of RMB12.98 million to Yankuang Group.

In September, 2006, the State Council approved the Implementation Proposal on Pilot Reform for Promoting System for Paid Use of Coal Resources jointly issued by the Ministry of Finance, the Ministry of Land & Resources and the National Development and Reform Commission, which stipulates that if any enterprise which uses coal mining rights provided by the State without consideration, it shall pay for such mining rights upon completion of evaluation of the remaining resource reserve. Shandong Province is one of the pilots designated for paid use of mining rights. As at this reporting date, detailed implementation rules regarding paid use of coal mining rights of Shandong Province have not been issued.

All other coal mines owned by the headquarters and the subsidiaries of the Company are all in paid use.

3.	Payment of Pension Fund

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into between the Company and Yankuang Group dated 10th January, 2006, Yankuang Group undertakes to be responsible for the management of the old age insurance fund to the employees and payments of the pension and other benefits to the retires of the Company (the “Endowment Insurance Fund”) on a free of charge basis and such transaction constitutes an exempt continuing connected transaction which has been approved by the Board. The annual amount for the Endowment Insurance Fund for the year 2006 paid by the Company as approved at the fourth meeting of the third session of the Board on 4th March, 2006, was RMB605 million. Subsequently the amount actually paid by the Company was RMB640.62 million, with an excess of RMB35.62 million approved by the Board on 20th April, 2007.

The Company’s independent non-executive directors have reviewed the on-going connected transactions in the year 2006 and confirmed that: (1) all such connected transactions have been: (a) entered into by the Company in the ordinary and usual course of its business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from any independent third parties; and (c) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the ongoing supply of materials and services stated under “1. On-going Supply of Materials and Services” above has not exceeded the annual cap for the year 2006 approved by independent Shareholders on 24th March, 2006.

Pursuant to Rule 14A.38 of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions of the Group. The auditors have reported their factual findings on these procedures to the Directors.

ACQUISITION OF CONNECTED ASSETS

Ming Right Consideration for Jining III Coalmine

Pursuant to the Jining III Coalmine Acquisition Agreement entered into between the Company and Yankuang Group, the consideration for the mining rights of Jining III Coalmine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest and commencing from 2001. As for 2006, the Company has paid RMB13.248 million to Yankuang Group.

Acquisition of Equity Interest of Shanxi Nenghua

As reviewed and approved at the second extraordinary general meeting of 2006 dated 10th November, 2006, the Company contributed RMB733.34 million out of its own fund in acquisition of 98% equity interest in Shanxi Nenghua from Yankuang Group. Upon approval in the daily operation meeting by the general managers on 9th January, 2007, the Company contributed RMB14.9662 million out of its own fund in acquisition of the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary wholly owned by Yankuang Group.

Shanxi Nenghua holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Tianchi Company”), which is mainly responsible for the production and operation of Tianchi Coalmine. Tianchi Coalmine was put into operation in November 2006. Shanxi Nenghua holds 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Tianhao Company”), which mainly undertakes the construction and operation of a 100,000 tonnes methanol project. The methanol project is still under construction.

For details of the acquisition, please refer to the Announcement on Connected Transaction of Yanzhou Coal Mining Company Limited published in the domestic China Securities Journal and Shanghai Securities News; Wen Wei Po and South China Morning Post in Hong Kong by the Company on 21st August, 2006, and the circular dated on 7th September 2006 regarding the acquisition of Shanxi Nenghua, which is posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited.

Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Nenghua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou Coalmine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coalmine by the Ministry of Land and Resources on 28th June, 2006. The Company has started preliminary work for the acquisition of the mining rights of Zhaolou Coalmine pursuant to the terms of the relevant agreements, and the Company will make a public announcement on the acquisition as and when appropriate. Construction of Zhaolou Coalmine is expected to be completed in 2008.

HOUSING SCHEME

According to the Provision of Labour and Services Agreement entered into between the Company and Yankuang Group, which is set out in the paragraph headed “1. On-going Supply of Materials and Services” of the section headed “On-going Connected Transactions”, Yankuang Group is responsible for providing accommodation to its employees and the employees of the Company. The Company and Yankuang Group share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million and RMB86.2 million in 2005 and 2006, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance, which is based on a fixed percentage of employees’ wages, for their purchase of residences. As for the year 2006, the employees’ housing allowances paid by the Company amounted to RMB165.6 million in total.

Details of the housing scheme are set out in Note 41 to the financial statements prepared in accordance with the IFRS contained herein.

DISCLOSURE OF SIGNIFICANT EVENTS

Implementation of Share Reform Plan

The share reform plan was executed on 31st March, 2006 by the Company (the “Share Reform Plan”). Yankuang Group, as the only non-tradable Shareholder of the Company, has paid a consideration of 2.5 non-tradable shares for every 10 shares held by each holder of A shares whose name appeared on the register of members of A share on 30th March, 2006. The original non-tradable shares held by the Yankuang Group were floated since 3rd April, 2006.

The financial indicators of the Company including assets, liabilities, ownership interest, total share capital and net profit remain unchanged upon implementation of the share reform plan.

Special undertakings made by Yankuang Group and the performance of the undertakings are as follows:

Special Undertakings	Performance of Undertakings
(1) The original non-tradable shares of the Company held by Yankuang Group shall not go public for dealings within forty-eight months from the date of execution of the share reform plan;	The original non-tradable shares of the Company held by Yankuang Group have not been traded.

(2)    Yankuang Group will, in accordance with the relevant governmental procedure, assign part of its operations including coal and electricity operations together with new projects which are in line with the Company’s development strategies in 2006 and support the Company in such implementation of assignment to enhance the operating results of the Company and minimize connected transactions and competition between Yankuang Group, and the Company.

The Company will be invited to invest in a coal liquefaction project which is being developed by Yankuang Group for co-development. Yankuang Group has assigned part of its coal operations to the Company. Please refer to the section headed “Acquisition of Connected Asset” for details of the assignment of this part. Yankuang Group has also started relevant preliminary works for the assignment of other projects, and the Company will make disclosures and when appropriate in accordance as with the supervisory regulations.

(3) All related expenses accrued by the non-tradable shares reform will be bore by Yankuang Group.	The undertaking has been fulfilled.

Adding New Operating Activities and Amendments to the Articles

Upon approval at the first extraordinary general meeting in 2006 on 24th March, 2006, the Company amended the Articles. Details of the amendments to the Articles were published in the Announcement on the Resolutions Passed at the Fourth Meeting of the Third Session of the Board of Directors in the domestic China Securities Journal and Shanghai Securities News, and Wen Wei Po and South China Morning Post of Hong Kong on 11th January, 2006.

Pursuant to approval at the 2005 annual general meeting of the Company on 28th June, 2006, the Company amended the Articles. Details of the amendments to the Articles were published in the Notice of the 2005 Shareholder General Meeting in the domestic China Securities Journal and Shanghai Securities News; and Wen Wei Po and South China Morning Post of Hong Kong on 9th May, 2006, and the circular dated 9th May, 2006, which was posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited. Pursuant to approval at the second extraordinary general meeting on 10 November 2006, the Company expanded its scope of operation to include the “production and sales of building materials made from the gangue collection”, and amended corresponding terms in the Articles. Details of the amendments were published in the Announcement on the Resolutions Passed at the Sixth Meeting of the Third Session of the Board of Directors in the domestic China Securities Journal and Shanghai Securities News; Wen Wei Po and South China Morning Post in Hong Kong by the Company on 21st August, 2006, and the circular dated 7th September, 2006 regarding the connected transaction and information on proposed amendments to the Articles, which has been posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited.

Adjustment of Organization

Upon approval at the seventh meeting of the third session of the Board on 20th September, 2006, the Company cancelled the former project department and established the enterprise development department, information management department and risk management department.

By-election of Director and Appointment of Secretary to the Board, Company Secretary, authorized representative and Deputy General Manager

The Board received written resignation from Mr. Chen Guangshui on 20th September, 2006, upon which Mr. Chen resigned his posts as a Director, the Secretary to the Board, the Company Secretary and an Authorized Representative of the Company for the reason of personal work reallocation. Details of Mr. Chen Guangshui’s resignation were published in the announcement in the domestic China Securities Journal and Shanghai Securities News; Wen Wei Po and South China Morning Post of Hong Kong on 21st September, 2006.

At the seventh meeting of the third session of the Board held on 20th September, 2006, Mr. Zhang Baocai was appointed as the Secretary to the Board, Company Secretary and an Authorized Representative of the Company, and was nominated as a candidate for a director by the Board. Mr. Zhang Baocai was elected as Director at the second extraordinary general meeting of year 2006 on 10th November, 2006.

As at the fifth meeting of the third session of the Board held on 21st April, 2006, Mr. Qu Tianzhi was appointed as a Deputy General Manager of the Company.

Setting up Shaanxi Yulin Yushuwan Coalmine Company Limited

Upon approval at the operation meeting by the general managers, Contract for China-Foreign Joint Venture of Yulin Yushuwan Coalmine Company Limited was entered into by the Company, Chia Tai Energy Chemical Limited (“Chia Tai Company”) and Yushen Coal Company Limited (“Yushen Company”) of Yulin City on 16th August, 2006, according to which, the three parties shall jointly contribute and establish Shaanxi Yulin Yushuwan Coalmine Company Limited (“Yushuwan Coalmine Company”).

The registered capital of Yushuwan Coalmine Company is contemplated to be RMB480 million. The Company holds 41% equity interest by contributing RMB196.8 million and will account for the investment of Yushuwan Coalmine Company by using the equity method; Chia Tai Company holds 40% equity interest by contributing RMB192 million; and Yushen Company holds 19% of equity interest by contributing RMB91.2 million.

Yushuwan Coalmine Company is responsible for the construction and operation of Yushuwan Coalmine. Yushuwan Coalmine is located in the Yushen coal mining area of Yulin City, Shaanxi Province, with recoverable reserve of 1,246 million tonnes and the main coal products are gas coal and thermal coal. Its designed annual capacity is 8 million tonnes.

In view of the preliminary project approval procedures and construction works being undertaken by Yushen Company, the Company and Chia Tai Company jointly paid RMB150 million to Yushen Company as compensation upon negotiation by the three parties, of which RMB75.93 million was paid by the Company in accordance with its corresponding equity proportion, and RMB74.07 was paid by Chia Tai Company.

The proposal on setting up Yushuwan Coalmine Company was reviewed and approved at the seventh meeting of the third session of the Board. As at this reporting date, procedures relevant to setting up Yushuwan Coalmine Company are being handled.

MATERIAL LITIGATION AND ARBITRATION

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). The Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company’s principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date hereof, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission (“CBRC”).

The Company recently awares that, while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise, started legal proceeding in another action for the transfer of 240 million Huaxia Shares held by Lianda Group Limited. It is reported that the Supreme People’s Court judged that 240 million of the 360 million Huaxia Shares held by Lianda Group Limited should be transferred to RunHua Group. In accordance with notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed the Company that the Entrusted Loan case will be enforced continuously.

The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and formally requested the Supreme People’s Court: (1) to support the Company’s proposition, clarify the execution of the Entrusted Loan case as a matter of priority and repay the Company from the auctioned fund through auctioning the Huaxia Shares held by Lianda Group Limited; (2) if Lianda Group Limited shall transfer the HuaXin shares to RunHua Group, such transfer shall be proceeded in accordance with legally approved procedures. The letter also requested that without asset valuation as well as approvals by the state-owned asset supervision and administration organization and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the targeted matter in the two actions and that the company has seized the Huaxia Shares in priority, the Supreme People’s Court is mediating between the two law cases, and the People’s Government of Shandong Province also tries to solve the disputes through negotiation by coordinating all related parties, so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet.

Considering the comparatively significant increase in equity value of Huaxia Shares, the Company is confident in enforcing its Creditor’s Rights and Interests through disposal of the Huaxia Shares. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not repurchase, sell or redeem any shares of the Company.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China adopts a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Impact of RMB fluctuations on the Company is mainly reflected in (a) income from coal export after conversion into RMB since coal exports of the Company are calculated in US dollar; (b) conversion loss of foreign currency deposit; and (c) the Company’s import costs of equipment and fittings. The Company has no plan to make hedging arrangements for the exchange rates of RMB to foreign currencies.

REMUNERATION POLICY

The remuneration for the Directors, Supervisors and senior management should be proposed to the Board by Remuneration Committee of the Board. Upon review and approval by the Board, the proposal of remuneration for the Directors and supervisors has to be approved in the Shareholders’ general meeting; while the remuneration for the senior management should be reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company.

The annual remunerations for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

CORPORATE GOVERNANCE REPORT

As at 31st December, 2006, and as of the date of this announcement, the corporate governance practices documentation and the governance operation adopted by the Company are in compliance with the principles and the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Hong Kong Listing Rules.

DIRECTORS

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr.Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

On behalf of the Board

Wang Xin

Chairman

Zoucheng, PRC, 20th April, 2007

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE “STOCK EXCHANGE”)

A results announcement containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

ANNUAL RESULTS

The Board of Directors of the Company has the pleasure of presenting the audited annual operating results of the Company and its subsidiary for the year ended 31st December, 2006 prepared in conformity with (I) International Financial Reporting Standards (“IFRS”) and (II) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

(1)	Financial Information under IFRS

CONSOLIDATED STATEMENT OF INCOME

		Year ended December 31,
	NOTES	2006		2005
		RMB’000		RMB’000
GROSS SALES OF COAL	5		12,783,567		12,283,588
RAILWAY TRANSPORTATION
SERVICE INCOME			160,399		163,437

TOTAL REVENUE			12,943,966		12,447,025
TRANSPORTATION COSTS OF COAL	5		(936,619)		(930,103)
COST OF SALES AND
SERVICE PROVIDED	6		(6,190,069)		(5,288,588)

GROSS PROFIT			5,817,278		6,228,334
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	7		(2,230,142)		(1,918,788)
OTHER INCOME	8		165,837		135,038
INTEREST EXPENSE	9		(26,349)		(24,611)

PROFIT BEFORE INCOME TAXES			3,726,624		4,419,973
INCOME TAXES	10		(1,354,656)		(1,538,036)

PROFIT FOR THE YEAR			2,371,968		2,881,937

Attributable to:
Equity holders of the Company			2,372,985		2,881,461
Minority interests			(1,017)		476

			2,371,968		2,881,937

APPROPRIATIONS
TO RESERVES			566,728		755,530

DIVIDEND RECOGNIZED AS DISTRIBUTION
DURING THE YEAR	11		1,082,048		799,240

EARNINGS PER SHARE, BASIC	12	RMB	0.48	RMB	0.59

EARNINGS PER ADS, BASIC	12	RMB	24.12	RMB	29.29

CONSOLIDATED Balance Sheet

		At December 31,
	NOTES	2006	2005
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash		4,715,945	5,885,581
Term deposits		1,194,531	1,326,335
Restricted cash		68,562	30,505
Bills and accounts receivable	13	2,211,909	2,224,836
Inventories		579,561	470,501
Other loans receivable		640,000	640,000
Prepayments and other current assets		231,505	202,417
Prepaid lease payments		13,746	13,465
Prepayment for resources compensation fees		3,240	—
Prepayment for land subsidence, restoration, rehabilitation and environmental costs		212,912	157,511

TOTAL CURRENT ASSETS		9,871,911	10,951,151
MINING RIGHTS		307,909	153,265
PREPAID LEASE PAYMENTS		578,988	579,773
PREPAYMENT FOR RESOURCES COMPENSATION FEES		21,827	—
PROPERTY, PLANT AND EQUIPMENT		12,139,939	9,318,486
GOODWILL		295,584	153,037
INVESTMENTS IN SECURITIES		96,142	62,181
RESTRICTED CASH		49,023	36,551
DEPOSIT MADE ON INVESTMENT		97,426	—

TOTAL ASSETS		23,458,749	21,254,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	14	745,685	497,660
Other payables and accrued expenses		1,899,684	1,575,869
Amounts due to Parent Company and its subsidiary companies		982,347	508,254
Unsecured bank borrowings-due within one year		50,000	200,000
Taxes payable		150,332	647,247

TOTAL CURRENT LIABILITIES		3,828,048	3,429,030
AMOUNTS DUE TO PARENT COMPANY AND ITS
SUBSIDIARY COMPANIES-DUE AFTER ONE YEAR		23,138	31,827
UNSECURED BANK BORROWINGS – DUE AFTER ONE YEAR		330,000	—
DEFERRED TAX LIABILITY		283,823	146,279

TOTAL LIABILITIES		4,465,009	3,607,136
CAPITAL AND RESERVES
SHARE CAPITAL		4,918,400	4,918,400
RESERVES		14,013,379	12,700,177

EQUITY ATTRIBUTABLE TO EQUITY
HOLDERS OF THE COMPANY		18,931,779	17,618,577
MINORITY INTEREST		61,961	28,731

TOTAL EQUITY		18,993,740	17,647,308

TOTAL LIABILITIES AND EQUITY		23,458,749	21,254,444

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
OPERATING ACTIVITIES
Profit before income taxes	3,726,624	4,419,973
Adjustments for:
Finance costs	26,349	24,611
Interest income	(94,372)	(91,715)
Dividend income	(6,311)	(4,465)
Depreciation of property, plant and equipment	1,061,976	952,096
Amortization of prepaid lease payments	13,826	13,171
Amortization of prepayment for resources compensation fees	320	—
Amortization of mining rights	12,069	6,624
(Reversal of) impairment loss on accounts receivable and other receivables	(19,717)	—
Loss on disposal of property, plant and equipment	73,531	527

Operating cash flows before movements in working capital	4,794,295	5,320,822
Decrease (increase) in bills and accounts receivable	40,527	(1,001,048)
Decrease (increase) in inventories	(66,199)	59,989
Increase in prepayment for land subsidence, restoration, rehabilitation and environmental cost	(55,401)	(53,377)
Decrease (increase) in prepayments and other current assets	(10,805)	(17,261)
Decrease (increase) in amounts due from Parent Company and its subsidiary companies	—	213,871
Increase in prepaid lease payments	(1,944)	(14,691)
Increase in bills and accounts payable	235,899	19,379
Increase (decrease) in other payables and accrued expenses	64,281	157,421
Increase (decrease) in amounts due to Parent Company and its subsidiary companies	471,464	479,067

Cash generated from operations	5,472,117	5,164,172
Income taxes paid	(1,782,465)	(1,296,879)
Interest paid	(23,179)	(24,199)
Interest income received	94,372	91,715
Dividend income received	6,311	4,465

NET CASH FROM OPERATING ACTIVITIES	3,767,156	3,939,274

INVESTING ACTIVITIES
Decrease (increase) in term deposits	131,804	(1,326,335)
Purchase of property, plant and equipment	(3,137,145)	(1,315,431)
Decrease (increase) in other loans receivable	—	210,000
Increase in restricted cash	(50,529)	(5,325)
Proceeds on disposal of property, plant and equipment	14,165	4,378
Acquisition of Shanxi Group	(444,204)	—
Acquisition of Heze	—	170,247
Acquisition of Southland	(18,544)	—
Deposit made on investment	(97,426)	—
Acquisition of mining rights in Southland	(23,644)	—

NET CASH FLOW USED IN INVESTING ACTIVITIES	(3,625,523)	(2,262,466)

FINANCING ACTIVITIES
Dividend paid	(1,082,048)	(799,240)
Repayments of bank borrowings	(200,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III	(9,230)	(9,802)
Dividend paid to a minority shareholder of a subsidiary	(271)	(237)

NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES	(1,291,549)	(1,009,279)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,149,916)	667,529
CASH AND CASH EQUIVALENTS, AT JANUARY 1	5,885,581	5,216,738
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(19,720)	1,314

CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH	4,715,945	5,885,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

2.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (“New IFRS”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of the IASB which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the New IFRS had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures[1]
IFRS 7	Financial Instruments: Disclosures[1]
IFRS 8	Operating Segments[2]
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies[3]
IFRIC 8	Scope of IFRS 2[4]
IFRIC 9	Reassessment of Embedded Derivatives[5]
IFRIC 10	Interim Financial Reporting and Impairment[6]
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions[7]
IFRIC 12	Service Concession Arrangements[8]

1	Effective for annual periods beginning on or after January 1, 2007.
2	Effective for annual periods beginning on or after January 1, 2009.
3	Effective for annual periods beginning on or after March 1, 2006.
4	Effective for annual periods beginning on or after May 1, 2006.
5	Effective for annual periods beginning on or after June 1, 2006.
6	Effective for annual periods beginning on or after November 1, 2006.
7	Effective for annual periods beginning on or after March 1, 2007.
8	Effective for annual periods beginning on or after January 1, 2008.

The directors anticipate that adoption of these Standards and Interpretations will have no material impact on the results and the financial position of the Group.

3.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments, which are stated at fair value.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions-coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal
Coal railway transportation	–	Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,783,567	160,399	—	12,943,966
Inter-segment	—	206,770	(206,770)	—

Total	12,783,567	367,169	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,093,855	8,664	—	4,102,519

Unallocated corporate expenses				(461,760)
Unallocated corporate income				112,214
Interest expenses				(26,349)

Profit before income taxes				3,726,624
Income taxes				(1,354,656)

Profit for the year				2,371,968

BALANCE SHEET

	At December 31, 2006
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	15,272,657	933,987	16,206,644

Unallocated corporate assets			7,252,105

			23,458,749

LIABILITIES
Segment liabilities	3,048,669	20,368	3,069,037

Unallocated corporate liabilities			1,395,972

			4,465,009

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	4,175,125	19,827	104,454	4,299,406
Amortization of mining rights	12,069	—	—	12,069
Amortization of prepaid lease payments	8,638	5,188	—	13,826
Depreciation of property, plant and equipment	976,306	77,704	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	487	73,531
Impairment losses reversed on accounts receivable and other receivable	(19,717)	—	—	(19,717)

INCOME STATEMENT

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,283,588	163,437	—	12,447,025
Inter-segment	—	226,852	(226,852)	—

Total	12,283,588	390,289	(226,852)	12,447,025

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,601,715	67,381	—	4,669,096

Unallocated corporate expenses				(320,692)
Unallocated corporate income				96,180
Interest expenses				(24,611)

Profit before income taxes				4,419,973
Income taxes				(1,538,036)

Profit for the year				2,881,937

BALANCE SHEET

	At December 31, 2005
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	12,139,834	1,031,347	13,171,181

Unallocated corporate assets			8,083,263

			21,254,444

LIABILITIES
Segment liabilities	2,584,110	29,500	2,613,610

Unallocated corporate liabilities			993,526

			3,607,136

OTHER INFORMATION

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,828,130	23,710	5,531	1,857,371
Amortization of prepaid lease payments	7,983	5,188	—	13,171
Depreciation of property, plant and equipment	867,210	77,412	7,474	952,096
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	—	(13)	540	527

The following is an analysis of the additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and equipment and intangible assets Year ended December 31,
	2006	2005
	RMB’000	RMB’000
The PRC	3,582,427	1,599,372
Australia	716,979	257,999

	4,299,406	1,857,371

5.	NET SALES OF COAL

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Domestic sales of coal, gross	9,746,146	8,689,496
Less: Transportation costs	358,414	268,034

Domestic sales of coal, net	9,387,732	8,421,462

Export sales of coal, gross	3,037,421	3,594,092
Less: Transportation costs	578,205	662,069

Export sales of coal, net	2,459,216	2,932,023

Net sales of coal	11,846,948	11,353,485

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Materials	1,320,596	1,147,572
Wages and employee benefits	1,646,018	1,258,333
Electricity	336,284	282,492
Depreciation	962,963	891,640
Land subsidence, restoration, rehabilitation and environmental costs	742,985	636,590
Repairs and maintenance	327,151	350,953
Annual fee and amortization of mining rights	25,049	19,604
Transportation costs	106,572	98,787
Others	722,451	602,617

	6,190,069	5,288,588

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Wages and employee benefits	1,001,783	794,537
Additional medical insurance	57,364	46,458
Staff training costs	44,037	32,553
Depreciation	112,839	73,627
Amortization of goodwill	—	—
Distribution charges	57,100	35,626
Impairment loss on accounts receivables	—	—
Resource compensation fees (note)	107,502	117,228
Repairs and maintenance	18,440	17,012
Research and development	45,979	45,009
Freight charges	20,741	19,256
Loss on disposal of property, plant and equipment	73,531	527
Others	690,826	736,955

	2,230,142	1,918,788

Note:	In accordance with the relevant regulations, the Company pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

8.	OTHER INCOME

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Dividend income	6,311	4,465
Gain on sales of auxiliary materials	49,623	36,749
Government grants	4,000	—
Interest income from bank deposits	94,372	85,971
Interest income on loan receivable	—	5,744
Others	11,531	2,109

	165,837	135,038

9.	INTEREST EXPENSE

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Interest expenses on:
– bank borrowings wholly repayable within 5 years	10,058	20,753
– bank borrowings not wholly repayable within 5 years	2,281	—
– bills receivable discounted without recourse	10,840	—
Deemed interest expenses in respect of acquisition of Jining III	3,170	3,858

	26,349	24,611

No interest was capitalized during each of the years presented.

10.	INCOME TAXES

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Income taxes:
Current taxes	1,309,783	1,372,398
(Over) underprovision in prior years	(24,233)	42,463

	1,285,550	1,414,861
Deferred tax charge	69,106	123,175

	1,354,656	1,538,036

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%
Standard income tax rate applied to income before income taxes	1,229,786	1,458,591
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(70,496)	(68,618)
Deemed interest not deductible for tax purposes	1,046	1,273
Expenses not deductible for tax purposes	117,447	—
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(6,507)	—
Loss on disposal of property, plant and equipment not deductible for tax purposes	—	836
Deemed interest income from subsidiaries subject to tax	9,456	—
Tax effect of tax losses not recognized	94,807	42,151
(Over) underprovision in prior years	(24,233)	42,463
Write off deferred tax asset	—	44,436
Others	3,350	16,904

Income taxes	1,354,656	1,538,036

Effective income tax rate	36%	35%

11.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
2005 Final dividend, RMB0.220 per share
(2005: 2004 final dividend RMB0.260;
2004: 2003 final dividend RMB0.114)	1,082,048	799,240
2004 Special dividend
RMB0.050 per share	—	—

	1,082,048	799,240

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2006, 2005 and 2004 is based on the profit attributable to the equity holders of the Company for the year of RMB2,372,985,000, RMB2,881,461,000 and RMB3,154,317,000 and on the weighted average number of 4,918,400,000 shares, 4,918,400,000 shares and 4,743,606,557 shares in issue, respectively, during the years.

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2006, 2005 and 2004.

13.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2006	2005
	RMB’000	RMB’000
Total bills receivable	2,004,425	2,092,949
Total accounts receivable	238,931	258,587

	2,243,356	2,351,536
Less: Impairment loss	(31,447)	(126,700)

Total bills and accounts receivable, net	2,211,909	2,224,836

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The fair value of bills and accounts receivable at December 31, 2006 approximates to their carrying amount.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2006	2005
	RMB’000	RMB’000
Balance at January 1	126,700	126,700
Written off	(78,603)	—
Reversal	(16,650)	—

Balance at December 31	31,447	126,700

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2006	2005
	RMB’000	RMB’000
1-180 days	2,216,935	2,245,170
181-365 days	1,018	6,014
1-3 years	869	19
Over 3 years	24,534	100,333

	2,243,356	2,351,536

14.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2006	2005
	RMB’000	RMB’000
Bills payable	159,632	136,779
Accounts payable	586,053	360,881

	745,685	497,660

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2006	2005
	RMB’000	RMB’000
1-180 days	564,995	361,680
181-365 days	139,974	96,397
1-2 years	40,716	39,583

	745,685	497,660

The fair value of the Group’s bills and accounts payable at December 31, 2006 approximates to their carrying amount.

15.	ACQUISITION OF SHANXI NENG HUA company limited and its subsidiaries

The net assets of Shanxi Group acquired, and the goodwill arising, are as follows:

	Acquiree’s carrying amount before combination	Fair value adjustments	Fair value
	RMB’000	RMB’000	RMB’000
Bank balances and cash	289,142		289,142
Bills and accounts receivable	10,950		10,950
Inventories	4,609		4,609
Prepayment for resources compensation fees	25,387		25,387
Prepayments and other currents assets	15,216		15,216
Property, plant and equipment	628,976		628,976
Mining rights	—	164,452	164,452
Deferred tax liability	(2,962)	(54,269)	(57,231)
Prepaid lease payments	11,378		11,378
Accounts payable	(12,126)		(12,126)
Other payables and accrued expenses	(75,436)		(75,436)
Bank borrowings	(380,000)		(380,000)

Total net assets acquired	515,134		625,317
Minority interests			(34,518)
Goodwill arising on acquisition			142,547

			733,346

Total consideration satisfied by:
Cash consideration paid on acquisition			733,346

Net cash outflow arising on acquisition:
Cash paid on acquisition			(733,346)
Bank balances and cash acquired			289,142

			(444,204)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group’s turnover and loss respectively, for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on January 1, 2006, the Group’s revenue for the period would have been RMB12,961,204,000, and the Group’s profit for the period would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related Party Balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2006 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,
	2006	2005
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies Within one year	982,347	508,254
More than one year, but not exceeding two years	8,181	8,689
More than two years, but not exceeding three years	7,704	8,181
More than three years, but no exceeding four years	7,253	7,704
More than four years, but not exceeding five years	—	7,253

Total	1,005,485	540,081
Less: amount due within one year	(982,347)	(508,254)

Amount due after one year	23,138	31,827

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

Related Party Transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Income
Sales of coal	1,069,879	856,580
Sales of auxiliary materials	496,221	369,855
Utilities and facilities	—	29,000
Expenditure
Utilities and facilities	358,370	355,953
Annual fee for mining rights	12,980	12,980
Purchases of supply materials and equipment	458,329	341,935
Repair and maintenance services	246,841	197,624
Social welfare and support services	406,004	242,952
Technical support and training	20,000	15,130
Road transportation services	63,448	53,346
Construction services	306,658	—

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB63,361,000 and RMB63,275,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and for technical support and training of RMB20,000,000, RMB15,130,000 and RMB15,130,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

17.	SIGNIFICANT RELATED PARTY TRANSACTIONS (Under PRC GAAP)

(1)	The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai

Zhongyan Trade	Qingdao, Shandong	International trade	Subsidiary	Limited company	Shao Hua Zhen

Yanmei Shipping	Jining, Shandong	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun

Yulin Power	Yulin, Shanxi	Prepare for construction	Subsidiary	Limited company	Wang Xin

Heze Power	Heze, Shandong	Prepare for construction	Subsidiary	Limited company	Wang Xin

Yanmei Australia	Australia	Investment holding	Subsidiary	Limited company

Austar Coal Mine	Australia	Coal exploitation	Subsidiary’s subsidiary	Limited company	—

Shanxi Power	Jinzhong, Shanxi	Investment holding	Subsidiary	Limited company	Wang Xisuo

Heshun Tianchi	Jinzhong, Shanxi	Coal mining business	Subsidiary’s sub	Limited company	Wang Xisuo

Tianhao Chemical	Xiaoyi, Shanxi	Development of methane Project	Subsidiary’s sub	Limited company	Wang Xisuo

(2)	For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Name of related parties	At January 1, 2006	Additions	December 31, 2006
	RMB	RMB	RMB
Yankuang Group	3,090,336,000	263,051,627	3,353,387,627
Zhongyan Trade	2,100,000	—	2,100,000
Yanmei Shipping	5,500,000	—	5,500,000
Yulin Power	800,000,000	—	800,000,000
Yanmei Australia	191,285,954	211,996,000	403,281,954
Austar Coal Mine	191,285,954	211,996,000	403,281,954
Heze Power	600,000,000	—	600,000,000
Shanxi Power	—	600,000,000	600,000,000
Heshun Tianchi	—	90,000,000	90,000,000
Tianhao Chemical	—	150,000,000	150,000,000

(3)	For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2006		Addition		Reversal		December 31, 2006
	RMB	%	RMB	%	RMB	%	RMB	%
Yankuang Group	2,672,000,000	54.33	—	—	(72,000,000)	(1.47)	2,600,000,000	52.86
Zhongyan Trade	1,100,000	52.38	—	—	—	—	1,100,000	52.38
Yanmei Shipping	5,060,000	92.00	—	—	—	—	5,060,000	92.00
Yulin Power	776,000,000	97.00	—	—	—	—	776,000,000	97.00
Yanmei Australia	191,285,954	100.00	211,996,000	—	—	—	403,281,954	100.00
Austar Coal Mine	191,285,954	100.00	211,996,000	—	—	—	403,281,954	100.00
Heze Power	574,000,000	95.67	—	—	—	—	574,000,000	95.67
Shanxi Power	—	—	588,000,000	98	—	—	588,000,000	98.00
Heshun Tianchi	—	—	73,179,000	81.31	—	—	73,179,000	81.31
Tianhao Chemical	—	—	149,775,000	99.85	—	—	149,775,000	99.85

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year:

(a)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2006, the Company had paid RMB2,530,390,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB79,490,000. Included in the above payment, RMB13,248,000 was paid in current year for acquisition of the mining rights.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal installments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the seventh installment before December 31, 2007.

The consideration for the acquisition is determined according to revaluation price.

(b)	Sales and purchases

	For the period ended December 31,
	2006	2005
	RMB’000	RMB’000
Sales and service provided
Sales of coal-Yankuang Group and its affiliates	1,069,879	856,580
Public utilities and facilities income
– Yankuang Group and its affiliates	—	29,000
Material and spare parts sales
– Yankuang Group and its affiliates	496,221	369,855

	1,566,100	1,255,435

Purchases-Yankuang Group and its affiliates	458,329	341,935

The price of the above transaction is determined according to market price or negotiated price.

(c)	Construction services

	For the period ended December 31,
	2006	2005
	RMB’000	RMB’000
Mining construction for Zhaolou Mine	53,574	—
Construction of methane project in Yulin	161,149	—
YMC Rescue Center	52,060	—
YMC Nantun Coal Transportation System	39,875	—

	306,658	—

The price of the above transaction is determined at market price.

(d)	Amount due to or from related parties

Account	Company	December 31, 2006	December 31, 2005
		RMB	RMB
Notes receivable	Yankuang Group and its affiliates	57,195,006	7,495,158
Accounts receivable	Yankuang Group and its affiliates	9,655,076	2,915,543
Other receivables (Note)	Yankuang Group and its affiliates	39,919,268	49,153,257
Prepayments	Yankuang Group and its affiliates	1,570,374	4,100,645

		108,339,724	63,664,603

Accounts payable	Yankuang Group and its affiliates	76,620,248	20,637,078
Advances from customers	Yankuang Group and its affiliates	58,022,475	52,533,644
Other payables (Note)	Yankuang Group and its affiliates	955,249,117	473,671,303
Long-term payable due within one year	Yankuang Group and its affiliates	13,247,800	13,247,800
Long-term payables	Yankuang Group and its affiliates	39,743,960	52,991,760

		1,142,883,600	613,081,585

__________
Note: Other receivables due from Yankuang Group and its affiliates are interest free and receivable on demand.

Other payables due to Yankuang Group and its affiliates are interest free and repayable on demand.

(e)	Other transactions

(1)	Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the year of 2006 and 2005 are RMB839,924,000 and RMB685,252,000 respectively.

(2)	Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	2006	2005
	RMB’000	RMB’000
Electricity	349,095	351,313
Repairs and maintenance	246,841	197,624
Technical support and training fee	20,000	15,130
Mining rights fees (Note)	12,980	12,980
Public utilities expenses	9,275	4,640
Road transportation fee	63,448	53,346
Gases and eructate expenses	26,000	11,020
Buildings management fee	86,200	37,200
Children tuition fee	40,800	16,600
Others	53,700	15,530

Total	908,339	715,383

Note:	the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from February 1998, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

(3)	Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the year of 2006 and 2005 are RMB4,111,103 and RMB5,906,139 respectively.

(4)	During the years of 2005 and 2006, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

18.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	reversal of the Work Safety Cost provided but not yet utilizing for the enhancement of safety production environment and facilities (see note 39), which is charged as expenses when provided under PRC GAAP;

(iii)	depreciation provided for plant and equipment acquired by utilizing Work Safety Cost, which is charged as expenses in all once provided as Work Safety Cost under PRC GAAP;

(iv)	negative goodwill arising under IFRS for the acquisition of Jining III was recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill is recognized under PRC GAAP;

(v)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(vi)	write off pre-operating expenses capitalized in a subsidiary of the Company as a long-term asset under PRC GAAP;

(vii)	reversal of amortization of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards;

(viii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities; and

(ix)	reversal of fair value change in available-for-sales investment, which is not taken up under PRC GAAP.

The following table summarizes the differences between consolidated financial statement prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2006	2005	2004	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As per consolidated financial statements prepared under IFRS	2,372,985	2,881,461	3,154,317	18,931,779	17,618,577
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes under PRC GAAP	(390,907)	(381,208)	(331,548)	(447,372)	(269,945)
– reversal of Work Safety Cost	(209,555)	(238,600)	(204,668)	(652,823)	(443,268)
– release of negative goodwill to income	—	—	(27,620)	(138,101)	(138,101)
– deemed interest expenses	3,171	3,858	4,550	116,391	113,220
– (Reversal) write-off of pre-operating expenses of subsidiaries	(80,051)	121,801	—	46,860	121,801
– reversal of goodwill amortization	(16,007)	(15,006)	—	(31,013)	(15,006)
– deferred tax effect on temporary differences not recognized under PRC GAAP	69,021	123,175	111,976	226,507	146,279
– fair value change of available-for-sales investment	—	—	—	(33,961)	–
– others	684	—	778	8,754	8,070

As per consolidated financial statements prepared under PRC GAAP	1,749,341	2,495,481	2,707,785	18,027,021	17,141,627

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

19.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from consolidated financial statement prepared under US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the consolidated balance sheet. Such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill has been de-recognized and adjusted to the opening retained earnings at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, the Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Shanxi Group using the pooling of interest method on the net income under US GAAP for the year ended December 31, 2005 and 2004 is as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Net income
As previously reported	2,994,711	3,263,892
Pooling of interest adjustment	—	—
Net loss from Shanxi	(3,592)	—

As restated	2,991,119	3,263,892

Under IFRS, the mining rights of Jining III and Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful lives estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost bases of the assets of the Company formed from the reorganization and depreciation is based on such new bases. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as goodwill and was, prior to January 1, 2007, amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Company.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2006		2005
	RMB’000		RMB’000
Income attributable to the equity holders of the Company as reported under IFRS		2,372,985		2,881,461

US GAAP adjustments:

Additional depreciation charged on fair value of property, plant and equipment and prepaid lease payments		187,859		187,885
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights, net of minority interest		(64,311)		(64,188)
Amortization of mining rights of Jining III		6,624		6,624
Amortization of mining rights of Shanxi Group, net of minority interest		402		—
Loss of Heze included in the Group using the pooling of interest method		—		(17,071)
Loss of Shanxi Group included in the Group using the pooling of interest method		(97,806)		(3,592)

Income under US GAAP		2,405,753		2,991,119

Earnings per share under US GAAP, Basic and diluted	RMB	0.49	RMB	0.61

Earnings per ADS under US GAAP
Basic and diluted	RMB	24.46	RMB	30.41

Equity attributable to the equity holders of the Company as reported under IFRS		18,931,779		17,618,577
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and prepaid lease payments		(2,561,032)		(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments		1,688,682		1,500,823
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments		287,876		349,869
Goodwill arising on acquisition of Jining II		(10,106)		(10,106)
Mining rights of Jining III		(92,735)		(99,359)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights		30,602		32,788
Difference in cost bases of mining rights of Shanxi Group, net of minority interest of RMB33,308,000 in 2006		(130,640)		—
Additional deferred tax due to a higher tax base resulting from capitalization of mining rights of Shanxi Group, net of minority interest of RMB10,991,000 in 2006		43,112		—
Goodwill arising on acquisition of Railway Assets		(97,240)		(97,240)
Goodwill arising on acquisition of Heze		(35,645)		(35,645)
Amortization of goodwill on acquisition of Yanmei Shipping		1,116		1,116
Net assets of Shanxi Neng Hua incorporated under pooling of interest
– current assets		—		252,476
– property, plant and equipment, net		—		426,798
– prepaid lease payments		—		1,366
– current liabilities		—		(60,895)
– non current liabilities		—		(3,456)
– minority interests		—		(17,423)

		—		598,866

Consideration payable on acquisition of Shanxi		—		(733,346)
Goodwill arising on acquisition of Shanxi Group		(142,547)		—

Shareholders’ equity under US GAAP		17,913,222		16,565,311

Under US GAAP, the Group’s total assets would have been RMB22,134,052,000 and RMB20,189,379,000 at December 31, 2006 and 2005, respectively.

(II)	Financial information under PRC GAAP

BALANCE SHEET

At December 31, 2006

	The Group		The Company
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	RMB	RMB	RMB	RMB
ASSETS
CURRENT ASSETS:
Bank balances and cash	6,028,060,759	7,278,972,385	5,615,399,136	6,297,641,649
Current investments	640,000,000	640,000,000	954,735,346	640,000,000
Notes receivable	2,061,620,338	2,100,443,880	2,061,620,338	2,100,243,880
Dividends receivable	—	—	298,582	—
Accounts receivable	214,170,457	134,802,711	181,851,451	134,802,711
Other receivables	192,373,095	143,528,596	563,655,156	398,177,622
Prepayments	115,894,464	73,704,963	105,414,667	78,776,194
Inventories	579,560,747	470,501,129	417,815,789	428,483,999
Deferred expenses	27,286,945	62,444,803	27,036,951	62,346,044
Other current assets	212,912,430	157,511,340	212,912,430	157,511,340

TOTAL CURRENT ASSETS	10,071,879,235	11,061,909,807	10,140,739,846	10,297,983,439

LONG-TERM INVESTMENTS
Long-term equity investments Including:	293,654,532	81,117,603	2,171,027,928	1,597,035,257
Discrepancy on consolidation	231,473,839	18,936,910	—	—
Long-term debt investments	—	—	1,132,504,700	162,200,000

	293,654,532	81,117,603	3,303,532,628	1,759,235,257

FIXED ASSETS:
Fixed assets – cost	17,192,725,855	15,978,522,004	15,853,380,321	15,669,699,268
Less: Accumulated depreciation	8,397,535,375	7,902,722,461	8,330,849,937	7,883,750,808

Fixed assets – net book value	8,795,190,480	8,075,799,543	7,522,530,384	7,785,948,460
Materials held for construction of fixed assets	525,897,325	194,334,918	21,829,853	8,926,618
Fixed assets under construction	2,197,521,485	711,236,841	111,624,099	124,679,186

TOTAL FIXED ASSETS	11,518,609,290	8,981,371,302	7,655,984,336	7,919,554,264

INTANGIBLE ASSETS AND OTHER ASSETS
Intangible assets	791,219,540	815,161,408	728,963,957	761,255,776
Long-term deferred expenses	121,344,906	148,620,077	—	—
Other long-term assets	97,425,900	—	97,425,900	—

TOTAL INTANGIBLE ASSETS AND OTHER ASSETS	1,009,990,346	963,781,485	826,389,857	761,255,776

TOTAL ASSETS	22,894,133,403	21,088,180,197	21,926,646,667	20,738,028,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	168,945,054	136,779,128	137,843,036	136,779,128
Accounts payable	662,673,015	381,517,651	537,682,591	381,517,651
Advances from customers	732,812,102	527,865,895	722,618,722	527,793,426
Salaries and wages payable	210,216,780	127,539,246	174,764,641	126,888,680
Taxes payable	356,052,352	897,202,321	353,593,958	895,394,930
Other payables	1,760,353,295	1,194,089,906	1,431,145,704	885,365,147
Long-term payable due within one year	93,455,596	304,709,446	35,593,610	304,709,446

TOTAL CURRENT LIABILITIES	3,984,508,194	3,569,703,593	3,393,242,262	3,258,448,408

LONG-TERM LIABILITIES:
Long-term loan	330,000,000	—	—	—
Long-term payable	487,116,135	322,936,910	487,116,135	322,936,910

TOTAL LONG-TERM LIABILITIES	817,116,135	322,936,910	487,116,135	322,936,910

TOTAL LIABILITIES	4,801,624,329	3,892,640,503	3,880,358,397	3,581,385,318

MINORITY INTERESTS	65,488,512	53,912,439	—	—

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000	4,918,400,000	4,918,400,000
Capital reserves	5,078,960,786	4,865,480,791	5,078,960,786	4,865,480,791
Surplus reserves Including:	1,704,611,989	1,528,790,703	1,704,295,405	1,528,474,119
Statutory common welfare fund	—	509,649,665	—	509,491,373
Unappropriated profits Including:	6,335,443,710	5,843,971,924	6,344,632,079	5,844,288,508
Cash dividend proposed after the balance sheet date	983,680,000	1,082,048,000	983,680,000	1,082,048,000
Translation reserve	(10,395,923)	(15,016,163)	—	—

TOTAL SHAREHOLDERS’ EQUITY	18,027,020,562	17,141,627,255	18,046,288,270	17,156,643,418

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,894,133,403	21,088,180,197	21,926,646,667	20,738,028,736

STATEMENT OF INCOME AND PROFITS APPROPRIATION

For the year ended December 31, 2006

	The Group		The Company
	2006	2005	2006	2005
	RMB	RMB	RMB	RMB
Revenue from principal operations	13,224,295,672	12,705,529,905	13,087,433,337	12,705,529,905
Less: Cost of principal operations	6,790,533,878	5,907,119,918	6,541,355,885	5,908,395,835
Sales taxes and surcharges	280,330,911	258,504,729	279,752,993	258,504,729

Profit from principal operations	6,153,430,883	6,539,905,258	6,266,324,459	6,538,629,341
Add: Profits from other operations	72,300,910	43,674,129	69,197,749	41,770,016
Less: Operating expenses	1,037,997,906	997,377,040	1,012,459,591	1,001,895,961
General and administrative expenses	2,118,379,216	1,627,752,362	1,859,115,762	1,603,012,619
Financial expenses	(36,136,609)	45,193,046	27,125,423	34,758,133

Operating profit	3,105,491,280	3,913,256,939	3,436,821,432	3,940,732,644
Add: Investment income	4,194,304	9,092,385	(324,978,456)	(20,638,842)
Subsidy income	4,000,000	—	4,000,000	—
Non-operating income	11,109,124	2,397,034	10,013,451	2,185,909
Less: Non-operating expenses	89,562,125	13,927,078	82,809,974	12,618,939

Total profits	3,035,232,583	3,910,819,280	3,043,046,453	3,909,660,772
Less: Income taxes	1,285,550,000	1,414,861,832	1,284,833,596	1,414,179,321
Minority interest	341,511	475,997	—	—

Net profit	1,749,341,072	2,495,481,451	1,758,212,857	2,495,481,451
Add: Unappropriated profits at the beginning of the year	5,843,971,924	4,522,052,692	5,844,288,508	4,522,369,276

Profits available for appropriation	7,593,312,996	7,017,534,143	7,602,501,365	7,017,850,727
Less: Appropriations to statutory common reserve fund	175,821,286	249,548,146	175,821,286	249,548,146
Appropriations to statutory common welfare fund	—	124,774,073	—	124,774,073

Profits available for appropriation to shareholders	7,417,491,710	6,643,211,924	7,426,680,079	6,643,528,508
Less: Dividend paid-cash dividend approved by the shareholders’ meeting of last year	1,082,048,000	799,240,000	1,082,048,000	799,240,000
Unappropriated profits at the end of the year Including:	6,335,443,710	5,843,971,924	6,344,632,079	5,844,288,508

Cash dividend proposed after the balance sheet date	983,680,000	1,082,048,000	983,680,000	1,082,048,000

CASH FLOW STATEMENT

For the year ended December 31, 2006

	The Group		The Company
	2006	2005	2006	2005
	RMB	RMB	RMB	RMB
CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	15,745,513,926	13,476,932,655	15,617,782,151	13,475,817,162
Other cash received relating to operating activities	936,268,220	588,838,380	751,454,328	186,985,815

Sub-total of cash inflows	16,681,782,146	14,065,771,035	16,369,236,479	13,662,802,977

Cash paid for goods and services	4,952,717,269	3,903,830,672	4,583,470,961	3,921,446,617
Cash paid to and on behalf of employees	1,812,730,717	1,785,519,649	1,775,208,475	1,765,543,379
Taxes payment	3,318,349,229	2,537,018,590	3,315,398,012	2,536,222,962
Other cash paid relating to operating activities	2,221,163,657	1,846,492,022	2,727,728,896	2,205,656,139

Sub-total of cash outflows	12,304,960,872	10,072,860,933	12,401,806,344	10,428,869,097

NET CASH FLOW FROM OPERATING ACTIVITIES	4,376,821,274	3,992,910,102	3,967,430,135	3,233,933,880
CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from disposal of investments	—	210,000,000	—	210,000,000
Cash received from return on investment	6,311,225	10,208,536	15,183,013	10,819,392
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	14,173,454	4,378,342	13,394,064	4,214,255
Cash received from the acquisition of Heze	—	170,247,828	—	—
Other cash received relating to investing activities	—	303,647	—	—

Sub-total of cash inflows	20,484,679	395,138,353	28,577,077	225,033,647

Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,770,532,448	1,353,764,616	1,067,365,264	959,394,956
Cash paid for investments Including:	541,629,776	—	2,296,351,100	172,207,700
Cash paid for the acquisition of Heze	—	—	—	10,007,700
Cash paid for the acquisition of Shanxi	444,203,876	—	733,346,200	—
Cash paid for additional investment in Australia	—	—	211,996,000	—
Investment prepaid to Yushuwan Coal Mine	97,425,900	—	97,425,900	—
Other cash paid relating to investing activities	81,034,538	—	15,503,032	—

Sub-total of cash outflows	4,393,196,762	1,353,764,616	3,379,219,396	1,131,602,656

NET CASH FLOW USED IN INVESTING ACTIVITIES	(4,372,712,083)	(958,626,263)	(3,350,642,319)	(906,569,009)

CASH FLOW FROM FINANCING ACTIVITIES:
Repayments of borrowings	200,000,000	200,000,000	200,000,000	200,000,000
Cash paid for acquisition of Jining III	13,247,800	13,247,800	13,247,800	13,247,800
Dividends paid, profit distributed or interest paid Including:	1,103,087,868	820,228,727	1,101,285,561	819,992,000
dividends paid to minority shareholder of a subsidiary	271,449	236,727	—	—

Sub-total of cash outflows	1,316,335,668	1,033,476,527	1,314,533,361	1,033,239,800

NET CASH FLOW USED IN FINANCING ACTIVITIES	(1,316,335,668)	(1,033,476,527)	(1,314,533,361)	(1,033,239,800)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(19,719,687)	—	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,331,946,164)	2,000,807,312	(697,745,545)	1,294,125,071

Please also refer to the published version of this announcement in South China Morning Post.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310